HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound

228 Linghu Road

Xinwu District, Wuxi City, Jiangsu Province

People’s Republic of China

September 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Attn: Ms. Jennifer Angelini

Re:	HUHUTECH International Group Inc.
Registration Statement on Form F-1, as amended (File No. 333-270958) Request for Acceleration of Effectiveness

Dear Ms. Angelini:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, HUHUTECH International Group Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Very truly yours,

HUHUTECH International Group Inc.

By:	/s/ Yujun Xiao
	Name:	Yujun Xiao
	Title:	Chief Executive Officer